Michael A. Gold Phone: (202) 295-6651 Fax: (202) 295-6716 Michael.Gold@saul.com www.saul.com

August 9, 2019

via EDGAR

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	International Speedway Corp.
PREM14A filed July 5, 2019
File No. 0-02384

Schedule 13E-3 filed July 5, 2019
Filed by NASCAR Holdings, Inc. et al.
File No. 5-36579

Dear Ms. Chalk:

This letter sets forth the responses of International Speedway Corporation (the “Company,” “we” or “our”) to the comment letter received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on July 18, 2019 (the “Letter”) concerning the Staff’s review of the Company’s preliminary proxy statement and the Transaction Statement on Schedule 13E-3 filed by NASCAR Holdings, Inc. et al. on July 5, 2019.

To assist your review, we have reproduced in bold below the text of the Staff’s comments followed by the response to each comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Letter. Unless otherwise noted, references to page numbers and sections herein are to the revised version of the preliminary proxy statement on Schedule 14A and Amendment No. 1 to the Transaction Statement on Schedule 13E-3 that are being concurrently filed via EDGAR. Capitalized terms used but not defined herein have the meanings ascribed to them in the revised preliminary proxy statement on Schedule 14A and Amendment No. 1 to the Transaction Statement on Schedule 13E-3.

1919 Pennsylvania Avenue, N.W. ◆ Suite 550 ◆ Washington, D.C. 20006-3434 Phone: (202) 333-8800 ◆ Fax: (202) 337-6065
DELAWARE FLORIDA ILLINOIS MARYLAND MASSACHUSETTS MINNESOTA NEW JERSEY NEW YORK PENNSYLVANIA WASHINGTON, DC
A DELAWARE LIMITED LIABILITY PARTNERSHIP

August 9, 2019

Schedule 14A filed July 5, 2019

Litigation, page 11

1.
It appears that the plaintiffs in the Shareholder Lawsuit participated in the negotiation of the merger and in this role “reviewed materials and participated in discussions with the Special Committee and its advisors” during that process. In addition, they also reviewed and had the opportunity to provide comments on this proxy statement. Your disclosure indicates that the plaintiffs have determined not to challenge the Merger and that the “parties have reached an agreement in principle to settle the litigation.” Please supplementally describe, with a view to further disclosure, the terms of the agreement in principal reached by the parties and referenced here. In addition, supplementally indicate whether the plaintiffs were subject to a confidentiality agreement as part of their participating in the negotiation process.

Response:  In response to the Staff’s comment, the preliminary proxy statement has been revised to provide the requested disclosure on pages 63-64.

2.
The reports included as Exhibits 99(C)(10) and (11) to the Schedule 13E-3 appear to be reports by outside parties received by the filing persons and materially related to the Merger. Therefore, they must be summarized in the proxy statement. See Item 9 of Schedule 13E-3. In addition, the information required by Item 1015(b) of Regulation M-A must be provided as to the persons who prepared each report. If the preparers were not engaged by the Company, please include explanatory language about how the Company came to be in possession of those reports.

Response:  In response to the Staff’s comment, the preliminary proxy statement has been revised to provide the requested disclosure on pages 64-65.

Reasons for the Merger; Recommendation of the Special Committee, page 24

3.
Expand the discussion of how the Special Committee considered the historical trading prices for the Company’s Common Stock (first bullet point on page 25) to explain how it considered the fact that the Merger Consideration is considerably lower than the highest “unaffected” trading price for the Common Stock during the twelve-month period ending November 9, 2018. In this regard, we note that according to the disclosure on page 31 of the proxy statement, the Common Stock traded at a high of $49.95 during the LTM Unaffected Period.

Response:  In response to the Staff’s comment, the preliminary proxy statement has been revised to provide the requested disclosure on page 28.

4.
The second to last bullet point on page 25 of the proxy statement states that one of the factors considered by the Special Committee in reaching its fairness determination was “the perspectives of the plaintiff communicated to the Special Committee in connection with the Shareholder Lawsuit.” Here, or where appropriate in the disclosure document, expand to summarize the plaintiff’s perspective as communicated to the Special Committee, and how the Committee analyzed it.

August 9, 2019

Response:  In response to the Staff’s comment, the preliminary proxy statement has been revised to provide the requested disclosure on page 26.

5.
Discuss how the Special Committee (and the Purchaser Group Members) considered the Company’s ongoing CapEx Plan and the potential for reduced expenditures under that plan, and development of existing real estate assets in assessing fairness.

Response:  In response to the Staff’s comment, the preliminary proxy statement has been revised to provide the requested disclosure on pages 25-26 and 48.

6.
In the bullet point describing how the Special Committee considered alternatives to this transaction (or elsewhere in the proxy statement, where appropriate), explain how the Special Committee considered and why it rejected the alternatives listed on page 25 of the DBO discussion materials dated January 21, 2019 (filed as Exhibit 99(C)(3) to the Schedule 13E-3).

Response:  In response to the Staff’s comment, the preliminary proxy statement has been revised to provide the requested disclosure on pages 25-26.

Opinion of the Financial Advisor to the Special Committee, page 31

7.
It appears from exhibits to the Schedule 13E-3 that DBO provided multiple written reports or other materials to the Special Committee in addition to the May 22, 2019 report summarized here. Any material differences between the materials provided before the May 22, 2019 report should be summarized in the proxy statement. Some items that may be material, warranting summary here include but are not limited to:

a.
The additional upside/downside factors appearing on page 12 of the DBO discussion materials dated January 21, 2019, and the alternatives to this transaction listed on page 25 of those materials filed as Exhibit 99(C)(3) to the Schedule 13E-3;

b.	The Tax Extender Summary included on page 6 of the March 10, 2019 Special Committee Update Materials filed as Exhibit 99(C)(7);

c.	The TRK Offer Benchmark analysis dated April 25, 2019 filed as Exhibit 99(C)(8), with appropriate explanation about the comparable transaction referenced.

Response:  Exhibits (c)(2), (c)(3), (c)(4), (c)(5), (c)(6), (c)(7), (c)(8) and (c)(9) to the Schedule 13E-3 each consist of slide decks for oral presentations that DBO gave to the Special Committee regarding the proposed transaction.  None of these oral presentations by DBO, alone or together, included any recommendation, opinion or appraisal of the fairness of the Merger Consideration to be paid to the Public Shareholders.  Disclosure has been provided, or augmented, at pages 19-24 of the preliminary proxy statement under “Special Factors—Background of the Merger,” to provide a summary of the material contents of each of these presentations, and cross-references to the appropriate exhibits to the Schedule 13E-3 have also been provided.

August 9, 2019

8.	Identify the U.S. M&A transactions to which DBO compared the Merger.

Response:  In response to the Staff’s comment, the preliminary proxy statement has been revised to provide the requested disclosure on pages 35-37.

Summary of Presentation Provided by Goldman Sachs to DBO, page 36

9.
The analysis summarized here is described as a presentation by Goldman Sachs to DBO. Since Goldman was engaged by filing persons other than the Company to evaluate the going private transaction, all “reports” (including oral reports) presented to any filing person (including the parties who hired Goldman) must be summarized in considerable detail in this proxy statement. See Item 1015 of Regulation M-A. Please revise to include oral or written presentations presented by Goldman to parties other than the Special Committee’s fairness advisor.

Response:  In response to the Staff’s comment, the preliminary proxy statement has been revised to provide the requested disclosure on pages 41-44 and the Schedule 13E-3 has been correspondingly revised on page 7. The presentations presented by Goldman and summarized in response to this comment have been filed as exhibits (c)(12) to (c)(21) to the Schedule 13E-3 pursuant to Item 1016 of Regulation M-A.

Miscellaneous, page 38

10.
You state that NASCAR retained Goldman Sachs “in connection with its consideration of the acquisition by NASCAR of the outstanding shares of Company Common Stock that were not owned by NASCAR, affiliates of NASCAR or other related parties.” Revise to clarify what specifically Goldman was engaged to do other than provide a fairness opinion, which you state it did not do.

Response:  In response to the Staff’s comment, the preliminary proxy statement has been revised to provide the requested disclosure on page 39.

11.
On page 38, you state that because Goldman did not provide a fairness opinion, “it did not follow and was not required to follow all of the procedures in preparing the Goldman Sachs Presentation that they would ordinarily follow in connection with delivering a fairness opinion.” Revise to specifically describe the normal procedures that would have been required in connection with the delivery by Goldman of a fairness opinion, and how its procedures here differed. Please be specific.

Response:  In response to the Staff’s comment, the preliminary proxy statement has been revised to provide the requested disclosure on page 39.

August 9, 2019

Controlling Purchaser Group Members’ Purpose and Reasons for the Merger, page 40

12.
Explain the reasons for the timing of the Merger from the perspective of the Purchaser Group. See Item 1013 of Regulation M-A and Item 7 of Schedule 13E-3. To the extent that reasons you cite in favor of engaging in the Merger would generally apply at any time, explain why you are choosing to do so now. As an example, we cite to the disclosure on page 41 that one of the reasons for the Merger is so that shareholders can immediately realize the value of their investment in the Company. This would be true generally without regard to the timing of this transaction now (and would also presumably be available if these shareholders opted to sell their shares in the market).

Response:  In response to the Staff’s comment, the preliminary proxy statement has been revised to provide the requested disclosure on pages 6-7 and 45.

Position of the Controlling Purchaser Group Members as to Fairness of the Merger, page 41

13.
At the top of page 42, you state that the Controlling Purchaser Group Members did not undertake “any independent evaluation of the fairness of the Merger to the Company’s unaffiliated shareholders” nor did they engage a financial advisor to provide a fairness opinion. Item 1014 of Regulation M-A and Item 8 of Schedule 13E-3 require the filing persons to express and explain a view as to the fairness of a going private transaction to unaffiliated shareholders of the issuer. It is not clear how the Controlling Purchaser Group can satisfy this obligation without undertaking any analysis. Also, the factors listed in the bullet points on page 42 seem to indicate they did analyze fairness. Please revise or advise. (While the Controlling Purchaser Group Members, as filing persons on the Schedule 13E-3, may adopt the analysis of another filing person, they do not appear to have done so here).

Response:  In response to the Staff’s comment, the preliminary proxy statement has been revised to provide the requested disclosure on pages 46-48.

Projected Financial Information, page 47

14.
For the projections provided, summarize the material underlying assumptions, as well as the limitations on the figures presented. What material assumptions were made in this regard (besides the assumptions related to the Broadcast Agreement reflected in the baseline, downside and upside projections on page 49)?

Response:  In response to the Staff’s comment, the preliminary proxy statement has been revised to provide the requested disclosure on pages 54-55.

Fees and Expenses, page 58

August 9, 2019

15.	Quantify the fees and expenses payable to each financial advisor and provide all of the disclosure required by Item 1009 of Regulation M-A and Item 14 of Schedule 13E-3.

Response:  In response to the Staff’s comment, the preliminary proxy statement has been revised to provide the requested disclosure on pages 39, 45, 63 and 71.

If you have any questions or comments regarding the response or require additional information, please do not hesitate to contact me at (202) 295-6651.

Sincerely,

/s/ Michael A. Gold
Michael A. Gold

cc:          International Speedway Corporation
W. Garrett Crotty
Benjamin Odom

NASCAR Holdings, Inc.
Karen Leetzow

Wachtell, Lipton, Rosen & Katz
Edward D. Herlihy
David E. Shapiro

Baker Botts L.L.P.
Jonathan Gordon
Beverly B. Reyes